FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  October 12, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  October 12, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  October 12, 2005

INVESTORS' MONTHLY REPORT
-------------------------

GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 August 2005 - 31 August 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                                       347,782

Current Balance - Trust Mortgage Assets                    (GBP)34,002,633,092

Current Balance - Trust Cash and other Assets               (GBP)1,403,250,535

Last Months Closing Trust Assets                           (GBP)28,284,697,645

Funding share                                              (GBP)17,707,131,746

Funding 2 share                                             (GBP)8,214,512,882

Funding and Funding 2 share                                (GBP)25,921,644,628

Funding and Funding 2 Share Percentage                                  73.21%

Seller Share*                                               (GBP)9,484,238,999

Seller Share Percentage                                                 26.79%

Minimum Seller Share (Amount)*                              (GBP)2,348,771,706

Minimum Seller Share (% of Total)                                        6.63%

Excess Spread last quarter annualised (% of Total)                       0.46%
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* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

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                              Number         Principal (GBP)        Arrears (GBP)          By Principal (%)

< 1 Month                    341,474          33,360,438,964                    0                    98.11%

> = 1 < 3 Months               5,210            538,632,679             4,618,512                     1.58%

> = 3 < 6 Months                 877             83,561,175             1,898,220                     0.25%

> = 6 < 9 Months                 197             18,283,801               723,415                     0.05%

> = 9 < 12 Months                 23              1,678,047               107,653                     0.00%

> = 12 Months                      1                 38,426                 4,643                     0.00%

Total                        347,782          34,002,633,092            7,352,443                   100.00%
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Properties in Possession

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                              Number        Principal (GBP)      Arrears (GBP)

Total (since inception)          610             43,771,790          2,148,828
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                                   214

Number Brought Forward                                                     147

Repossessed (Current Month)                                                 67

Sold (since inception)                                                     396

Sold (current month)                                                        36

Sale Price / Last Loan Valuation                                          1.03

Average Time from Possession to Sale (days)                                128

Average Arrears at Sale                                             (GBP)3,278

Average Principal Loss (Since inception)*                             (GBP)830

Average Principal Loss (current month)**                            (GBP)1,270

MIG Claims Submitted                                                         9

MIG Claims Outstanding                                                       1

Average Time from Claim to Payment                                          74
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception. **This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

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                                                Number           Principal (GBP)

Substituted this period                         71,594       (GBP) 8,370,894,444

Substituted to date (since 26 March 2001)      702,608       (GBP)64,972,043,118
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CPR Analysis

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                                                                        % of CPR

Current Month % of CPR - Removals*                                        60.00%

Previous Month % of CPR - Removals*                                       58.10%

Current Month % of CPR - Non-Removals**                                   40.00%

Previous Month % of CPR - Non-Removals**                                  41.90%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches) **Non-Removals are scheduled repayments, overpayments and redemptions


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                                                Monthly               Annualised

Current Month CPR Rate - Total                    4.80%                   44.57%

Previous Month CPR Rate - Total                   4.63%                   43.37%
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Weighted Average Seasoning (by value) Months                              23.59

Weighted Average Remaining Term (by value) Years                          20.94

Average Loan Size                                                   (GBP)97,770

Weighted Average LTV (by value)                                          75.66%

Weighted Average Indexed LTV (by value)                                  69.05%

Non Verified (by value)                                                  42.82%
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Product Breakdown

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Fixed Rate (by balance)                                                   53.95%

Together (by balance)                                                     21.82%

Capped (by balance)                                                        0.46%

Variable (by balance)                                                     19.15%

Tracker (by balance)                                                       4.62%

Total                                                                     100.0%
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Geographic Analysis

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                              Number             % of Total               Value (GBP)          % of Total

East Anglia                    6,850                  1.97%               678,141,624               1.99%

East Midlands                 24,339                  7.00%             2,158,201,909               6.35%

Greater London                42,032                 12.09%             6,622,434,613              19.48%

North                         35,154                 10.11%             2,278,650,006               6.70%

North West                    46,247                 13.30%             3,683,375,354              10.83%

Scotland                      46,536                 13.38%             3,280,652,992               9.65%

South East                    51,949                 14.94%             6,871,862,276              20.21%

South West                    22,645                  6.51%             2,504,094,449               7.36%

Wales                         14,129                  4.06%             1,126,021,507               3.31%

West Midlands                 22,887                  6.58%             2,123,561,541               6.25%

Yorkshire                     35,014                 10.07%             2,675,636,820               7.87%

Total                        347,782                   100%            34,002,633,092                100%
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LTV Levels Breakdown

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                                Number            Value (GBP)         % of Total

0% < 25%                        12,536            487,060,146              1.43%

> = 25% < 50%                   41,295          3,158,303,493              9.29%

> = 50% < 55%                   13,336          1,252,350,326              3.68%

> = 55% < 60%                   14,433          1,425,945,739              4.19%

> = 60% < 65%                   16,785          1,760,138,586              5.18%

> = 65% < 70%                   20,318          2,131,155,241              6.27%

> = 70% < 75%                   25,835          2,832,716,690              8.33%

> = 75% < 80%                   26,045          3,083,973,034              9.07%

> = 80% < 85%                   44,407          5,109,440,600             15.03%

> = 85% < 90%                   41,828          4,486,977,160             13.20%

> = 90% < 95%                   61,360          5,510,180,616             16.21%

> = 95% < 100%                  28,943          2,714,179,667              7.98%

> = 100%                           661             50,211,795              0.15%

Total                          347,782         34,002,633,092             100.0%
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Repayment Method

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                                Number            Value (GBP)         % of Total

Endowment                       20,926          1,618,276,284              4.76%

Interest Only                   68,262         10,119,969,469             29.76%

Pension Policy                     494             49,389,406              0.15%

Personal Equity Plan               921             68,475,444              0.20%

Repayment                      257,179         22,146,522,488             65.13%

Total                          347,782         34,002,633,092            100.00%
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Employment Status

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                                Number            Value (GBP)         % of Total

Full Time                      301,810         27,787,462,956             81.72%

Part Time                        4,492            308,186,133              0.91%

Retired                            480             17,166,232              0.05%

Self Employed                   37,815          5,731,819,971             16.86%

Other                            3,185            157,997,799              0.46%

Total                          347,782         34,002,633,092            100.00%
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NR Current Existing Borrowers' SVR                                        6.84%

Effective Date of Change                                       1 September 2004
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Notes      Granite Mortgages 04-1 plc

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                                                 Rating
                      Outstanding      Moodys/S&P/Fitch          Reference Rate          Margin

Series 1
A1                             $0          P-1/A-1+/F1+                     N/A          -0.04%

A2                   $683,000,000           Aaa/AAA/AAA                   3.50%           0.07%

B                     $52,000,000             Aa3/AA/AA                   3.64%           0.21%

M                     $72,000,000                A2/A/A                   3.84%           0.41%

C                    $108,000,000          Baa2/BBB/BBB                   4.33%           0.90%

Series 2

A1                 $1,185,000,000           Aaa/AAA/AAA                   3.59%           0.16%

A2               (GBP)900,000,000           Aaa/AAA/AAA                   2.28%           0.16%

B                 (GBP)91,000,000             Aa3/AA/AA                   2.46%           0.34%

M                 (GBP)45,000,000                A2/A/A                   2.69%           0.57%

C                 (GBP)60,000,000          Baa2/BBB/BBB                   3.19%           1.07%

Series 3

A                (GBP)600,000,000           Aaa/AAA/AAA                   5.02%           0.16%

B                 (GBP)23,000,000             Aa3/AA/AA                   5.20%           0.34%

M                 (GBP)10,000,000                A2/A/A                   5.43%           0.57%

C                 (GBP)20,000,000          Baa2/BBB/BBB                   5.93%           1.07%
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Credit Enhancement

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                                                                      % of Notes
                                                                     Outstanding

Class B and M Notes (GBP) Equivalent)        (GBP)194,305,490              7.61%

Class C Notes (GBP) Equivalent)              (GBP)120,180,421              4.71%

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--------------------------------------------------------------------------------
                                                                    % of Funding
                                                                           Share

Class B and M Notes (GBP) Equivalent)        (GBP)194,305,490              1.10%

Class C Notes (GBP) Equivalent)              (GBP)120,180,421              0.68%

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Granite Mortgages 04-1 Reserve Fund Requirement        (GBP)60,000,000     0.34%

Balance Brought Forward                                (GBP)60,000,000     0.34%

Drawings this Period                                            (GBP)0     0.00%

Excess Spread this Period                               (GBP)3,628,781     0.02%

Funding Reserve Fund Top-up this Period*               -(GBP)3,628,781    -0.02%

Current Balance                                        (GBP)60,000,000     0.34%
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Funding Reserve Balance                                (GBP)93,725,129     0.53%

Funding Reserve %                                                 1.0%        NA
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*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interest due for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.